Exhibit 3.7

CERTIFICATE OF AMENDMENT OF
THE RESTATED CERTIFICATE OF INCORPORATION OF
IAC/INTERACTIVECORP

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, IAC/InterActiveCorp, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Restated Certificate of Incorporation of the Corporation, as heretofore amended:

SECOND: Article I is hereby amended to read in its entirety as follows:

Article I

The name of the Corporation is Match Group, Inc.

THIRD: Article IV is hereby amended to read in its entirety as follows:

Article IV

Without further action of the Corporation or any stockholder, each share of “Class M Common Stock” of the Corporation shall hereby be designated Common Stock, and to the extent necessary to effect such designation, upon the effectiveness of the Certificate of Amendment to Restated Certificate of Incorporation containing this sentence (the “Reclassification Effective Time”), each one share of Class M Common Stock, $0.001 par value, of the Corporation that is either issued and outstanding or held by the Corporation as treasury stock immediately prior to the Reclassification Effective Time shall be and hereby is automatically reclassified as and changed (without any further act) into one share of Common Stock, $0.001 par value of the Corporation. Each stock certificate that, immediately prior to the Reclassification Effective Time, represented shares of Class M Common Stock, shall, from and after the Reclassification Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Class M Common Stock represented by such certificate shall have been reclassified.

The Corporation shall have the authority to issue one billion six hundred million (1,600,000,000) shares, $0.001 par value per share, of common stock (“Common Stock”) and one hundred million (100,000,000) shares, $0.01 par value per share, of preferred stock (“Preferred Stock”).

A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

A.	COMMON STOCK

1.	Subject to the right of the holders of any series of Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends if, as and when declared from time to time by the Board of Directors.

2.	In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of any Preferred Stock have been satisfied.

3.	Each holder of Common Stock shall be entitled to vote one vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote of the stockholders of the Corporation; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation (as defined below) relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation relating to any series of Preferred Stock).

B.	PREFERRED STOCK

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Pursuant to subsection 242(b) of the General Corporation Law of the State of Delaware, the number of authorized shares of Preferred Stock or any class or series thereof may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Corporation entitled to vote irrespective of such subsection, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

FOURTH: That at the annual meeting of the stockholders of the Corporation held on
June 25, 2020 called in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, the holders of the requisite voting power of the outstanding shares of capital stock of the Corporation voted in favor of said amendments.

FIFTH: That said amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

SIXTH: That said amendments shall become effective at 11:06 p.m., Eastern Time, on June 30, 2020.

[Signature appears on next page]

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed by Gregg Winiarski, its Executive Vice President and General Counsel, this 30th, day of June, 2020.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	EVP and General Counsel